UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

LECROY CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

52324W109

(CUSIP Number)

John T. Kuelbs Executive Vice President, General Counsel and Secretary Teledyne Technologies Incorporated 1049 Camino Dos Rios Thousand Oaks, California 91360-2362 (805) 373-4545

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52324W109	Page 1 of 6

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Teledyne Technologies Incorporated (25–1843385)
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds BK/WC (See Item 3)
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 1,047,840*
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 1,047,840*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.16**
(14)	Type of reporting person CO

*	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Teledyne Technologies Incorporated (“Teledyne”), may be deemed to have beneficial ownership as a result of Stockholder Agreements (described further in Items 3 and 4 of this Schedule 13D) entered into by and among Teledyne Technologies Incorporated, Luna Merger Sub, Inc. and the Stockholders (as defined below), and the irrevocable proxies associated therewith, with respect to 1,047,840 shares (including shares that may be acquired upon exercise of options to purchase shares) of LeCroy Corporation common stock. The filing of this Schedule 13D shall not be construed as an admission that Teledyne is, for purposes of Section 13(d) of the Act, or for any other purpose, the beneficial owner of any of such shares of LeCroy Corporation, and such beneficial ownership is expressly disclaimed.
**	Based upon 16,830,433 shares of common stock of LeCroy Corporation outstanding as of May 28, 2012 as represented by LeCroy Corporation in the Merger Agreement (as defined below), plus the 181,435 shares of common stock reserved for issuance pursuant to outstanding options held by the Stockholders who are parties to the Stockholder Agreements described herein.

CUSIP No. 52324W109	Page 2 of 6

Item 1.	Security and Issuer.

This statement relates to shares of common stock of LeCroy Corporation (“LeCroy”), par value $0.01 per share. The address and principal executive office of LeCroy is 700 Chesnut Ridge Road, Chesnut Ridge, New York, 10977.

Item 2.	Identity and Background.

(a)-(c) and (f) The name of the person filing this statement is Teledyne Technologies Incorporated, a Delaware corporation (“Teledyne”). The principal executive offices of Teledyne are located at 1049 Camino Dos Rios, Thousand Oaks, California 91360-2362.

Pursuant to Rule 13d-4 of the Act, Teledyne expressly declares that the filing of this Schedule 13D shall not be construed as an admission that any person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Attached hereto as Schedule I, and incorporated herein by reference, is additional information required by this Item 2(a)–(c) and (f) with respect to each executive officer and director of Teledyne as of the date hereof.

(d) During the last five years, neither Teledyne, nor to the best knowledge of Teledyne, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Teledyne, nor to the best knowledge of Teledyne, any of the persons listed on Schedule I, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 28, 2012, LeCroy, Teledyne and Luna Merger Sub, Inc. (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, (i) Teledyne will acquire all of the outstanding shares of LeCroy common stock for $14.30 per share in cash, without interest, and (ii) Merger Sub will be merged with and into LeCroy, with LeCroy continuing as the surviving corporation and a wholly owned subsidiary of Teledyne (the “Merger”). The anticipated aggregate consideration to be paid by Teledyne to consummate the Merger is approximately $291 million taking into account LeCroy’s stock options, stock appreciation rights and net debt as of March 31, 2012. The completion of the Merger is not subject to a financing contingency. Teledyne intends to use existing cash on hand and availability under its credit facility to pay the Merger consideration. Teledyne has a $550 million credit facility, which does not expire until February 25, 2016. At April 1, 2012, the available borrowing capacity under this facility was $399.5 million.

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Teledyne and Merger Sub to enter into the Merger Agreement, each of the directors and executive officers of LeCroy (the “Stockholders”) has entered into a stockholder agreement (each a “Stockholder Agreement” and collectively the “Stockholder Agreements”) covering a total of 1,047,840 shares (including shares that may be acquired upon exercise of options to acquire shares) of LeCroy common stock legally or beneficially owned by the Stockholders (the “Shares”). Under the Stockholder Agreements, each Stockholder has agreed to vote his Shares in favor of the Merger and has also agreed to certain restrictions on the disposition of such Shares, subject to the terms and conditions set forth in the Stockholder Agreements. The Stockholder Agreements provide that they will terminate concurrently with any termination of the Merger Agreement.

Neither Teledyne nor Merger Sub paid any additional consideration to the Stockholders (or their respective affiliates) to induce the Stockholders to enter into such Stockholder Agreements.

The foregoing description of the Merger Agreement and the Stockholder Agreements does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the form of Stockholder Agreement, copies of which are filed as Exhibits hereto.

CUSIP No. 52324W109	Page 3 of 6

Item 4.	Purpose of Transaction.

(a)-(b)

The information contained in Item 3 is incorporated herein by reference.

The purpose of the Stockholder Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement. Pursuant to the terms of the Stockholder Agreements, the Stockholders have agreed, among other things, to vote (i) in favor of the approval of the Merger and the adoption of the Merger Agreement and the other transactions contemplated thereby; (ii) if so directed by Teledyne against certain actions which could reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated; and (iii) in favor of any other matter reasonably necessary for the consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of the stockholders of LeCroy.

During the term of the Stockholder Agreements, each Stockholder has also granted an irrevocable proxy appointing Teledyne, Merger Sub or any designated nominee to vote each Stockholder’s Shares with respect to the matters described in clauses (i), (ii) and (iii) of the preceding paragraph.

(c)

Not applicable.

(d)

Under the Merger Agreement, the directors and officers of Merger Sub at the effective time of the Merger will be the directors and officers of the surviving corporation.

(e)–(f)

Pursuant to the Merger Agreement, during the period from the date of the Merger Agreement until the effective time of the Merger, LeCroy is required to request approval from Teledyne before undertaking a variety of actions, including, without limitation, a merger or consolidation with another person, issuing securities, altering its capital structure, declaring or paying dividends, incurring debt, selling or encumbering its assets, or making certain expenditures.

Upon consummation of the Merger, LeCroy will become a wholly owned subsidiary of Teledyne, under the name “Teledyne LeCroy, Inc.” After completion of the Merger, Teledyne expects to work with LeCroy’s management to evaluate and review LeCroy and its business, assets, corporate structure, operations, properties and strategic alternatives and to integrate LeCroy into Teledyne’s business.

(g)

Upon the completion of the Merger, the certificate of incorporation of LeCroy, as amended, shall be the certificate of incorporation of the surviving corporation, and the bylaws of Merger Sub shall become the bylaws of the surviving corporation.

(h)–(i)

Following the Merger, LeCroy’s common stock will no longer be listed for trading on The NASDAQ Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)

Other than as described above, Teledyne currently has no plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)–(j) of this Schedule 13D (although Teledyne reserves the right to develop such plans).

CUSIP No. 52324W109	Page 4 of 6

Item 5.	Interest in Securities of the Issuer.

(a)–(b)

The following disclosure assumes that, as of May 28, 2012, as represented by LeCroy in the Merger Agreement, there were 16,830,433 shares of LeCroy common stock issued and outstanding.

By virtue of the Stockholder Agreements, Teledyne may be deemed to share with the Stockholders the power to vote the Stockholder’s Shares solely with respect to those matters described in the Stockholder Agreement. As of May 28, 2012, there were an aggregate of 1,047,840 Shares that were either owned by the parties to the Stockholder Agreements or over which such parties had the power to vote and dispose, representing approximately 6.16% of LeCroy’s outstanding common stock, assuming exercise of the 181,435 outstanding options included in the Stockholders Shares. Except as described in Item 4 of this Schedule 13D, Teledyne is not entitled to any rights as a stockholder of LeCroy in respect of the Shares.

Other than Shares that may be deemed to be beneficially owned in connection with the Stockholder Agreements, Teledyne does not beneficially own any shares of LeCroy common stock. To the knowledge of Teledyne, none of the persons set forth on Schedule I beneficially owns any shares of LeCroy common stock.

See the description set forth under Item 4 of this statement, which is incorporated herein by reference.

(c)

To the knowledge of Teledyne, no transaction in LeCroy’s shares of common stock has been effected during the past 60 days by Teledyne or any person set forth on Schedule I.

(d)

To the knowledge of Teledyne, no other person has the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the shares of LeCroy’s common stock.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this statement and the exhibits to this statement are hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of May 28, 2012, by and among LeCroy, Teledyne and Merger Sub (incorporated by reference to Exhibit 2.1 to LeCroy’s Current Report on Form 8-K filed with the Securities Exchange Commission on May 29, 2012 (File No. 000-26634)).

2.2	Form of Stockholder Agreement, dated as of May 28, 2012, by and between Teledyne, Merger Sub and each of the directors and executive officers of LeCroy (with schedule of Stockholders and Shares attached).

CUSIP No. 52324W109	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2012

TELEDYNE TECHNOLOGIES INCORPORATED

By:	/s/ Melanie S. Cibik
Name:	Melanie S. Cibik
Title:	Vice President, Associate General Counsel and Assistant Secretary

CUSIP No. 52324W109	Schedule I

SCHEDULE I

Directors and Executive Officers1 of Teledyne Technologies Incorporated

This Schedule I sets forth the names and current principal occupations or employment of each of the directors and executive officers of Teledyne. Unless otherwise indicated, the business address for each person is c/o Teledyne Technologies Incorporated, 1049 Camino Dos Rios, Thousand Oaks, California 91360-2362. All of the persons listed below are citizens of the United States of America.

Board of Directors

Name	Present Principal Occupation or Employment
Roxanne S. Austin	President of Austin Investment Advisors

Frank V. Cahouet	Retired Chairman and Chief Executive Officer of Mellon Financial Corporation

Charles Crocker	Chairman and Chief Executive Officer, Crocker Capital and Retired Chairman and Chief Executive Officer of BEI Technologies, Inc.

Kenneth C. Dahlberg	Retired Chairman of the Board and Former Chief Executive Officer of Science Applications International Corporation (SAIC)

Simon M. Lorne	Vice Chairman and Chief Legal Officer of Millennium Management LLC

Robert Mehrabian	Chairman, President and Chief Executive Officer of Teledyne

Paul D. Miller	Retired Chairman of Alliant Techsystems, Inc. (ATK)

Michael T. Smith	Retired Chairman of the Board and Chief Executive Officer of Hughes Electronics Corporation

Wesley W. von Schack	Chairman of AEGIS Insurance Company and Retired Chairman, President and Chief Executive Officer of Energy East Corporation

Executive Officers

Name	Present Principal Occupation or Employment
Robert Mehrabian	Chairman, President and Chief Executive Officer

John T. Kuelbs	Executive Vice President, General Counsel and Secretary

Dale A. Schnittjer	Senior Vice President and Chief Financial Officer

Susan L. Main	Vice President and Controller

Aldo Pichelli	President and Chief Operating Officer, Instrumentation and Aerospace and Defense Electronics Segments

Rex D. Geveden	President, Engineered Systems Segment and President and Chief Executive Officer of Teledyne Scientific & Imaging , LLC

[1]

The persons listed are Teledyne’s statutory officers for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder, as designed by Teledyne’s Board of Directors on April 25, 2012.